
November 17, 2022

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

   Re: CLPS Incorporation
    Amendment No. 2 to Registration Statement on Form F-3
    Filed November 10, 2022
    File No. 333-266951

Dear Raymond Ming Hui Lin:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Amendment No. 2 to Form F-3

Cover Page

1. Please refer to prior comment 1 and disclose on the cover page that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, Ernst & Young Hua Ming LLP.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James Zhang